

February 9, 2006

Mr. Rudolph Markham
Financial Director, Chief Financial Officer
Unilever N.V.
WEENA 455,
3013 AL, Rotterdam, The Netherlands

   Re: **Unilever N.V.**
      Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
      File No. 1-4547

      Unilever PLC
      Form 20-F for the Fiscal Year Ended December 31, 2004
      Filed March 24, 2005
      File No. 1-4546

Dear Mr. Markham:

   We have completed our review of your Forms 20-F and related filings and do not, at this time, have any further comments.

         Sincerely,

         April M. Sifford
         Branch Chief